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e-mail “firstpoint@firstpointminerals.com”
TSX Venture Exchange: FPX

FOR IMMEDIATE RELEASE	Nov 9, 2004

First Point Completes Current Exploration Program at Rio Luna

Dr. Peter Bradshaw, P. Eng., Executive Chairman of First Point Minerals Corp. (TSXV:FPX) announces encouraging results from the mapping, trenching and drilling programs recently carried out over the Balsamo East and Balsamo West target areas at the Company’s 100% owned Rio Luna gold project in Nicaragua. An aggressive mapping and trenching program will continue, commencing with the beginning of the dry season in December, in order to better define additional targets to be drilled early in the New Year.

Trenching results

The trenching programs completed to date have delineated a number of veins within the El Paraiso Vein system with a cumulative strike length of more than 12 kilometers.

In the Balsamo East target area, the South and North veins have been identified in 15 trenches with assay results up to 1.56 g/t Au (“grams per tonne gold”) over 13.5 meters (“m”) and 1.90 g/t Au over 11.4m . The latter intersection includes 6.33 g/t Au over 1.2m. Moreover, samples taken from veins peripheral to the main North and South veins returned up to 17.23 g/t Au over 1m.

In the Balsamo West target area (which is located about 800m west of the Balsamo East target area), additional trenching has been done along two main systems, the Lomita vein and the Pablo vein. The distance between the Lomita vein and the parallel Pablo vein is approximately 140m. Selected zones between these two veins have been discovered and trenched. While some assays are still pending, significant findings from the results received to date are as follows:

  The Lomita vein has been traced over a 470m strike length and is open to the west. The vein has been intersected in eight trenches with assay values of up to 4.19 g/t Au over 4.95m.

  The Pablo vein has been traced over a strike length of about 600m and also remains open to the west. The vein has been identified in nine trenches with assay values up to 1.46 g/t over 7.5m and 1.61 g/t Au over 6.7m, the latter intersection including 4.23 g/t Au over 1.7m. Previously announced high grade intersections assaying between 13.5 and 15.8 g/t Au over widths of 3.2 to 5.2m were encountered in holes DD-RL-21 and DD-RL-22 that were drilled beneath a trench that assayed 1.49 g/t Au over 6.1m. It is noteworthy that the two new trenches are similar in tenor and width to the trench that overlies those high grade intersections.

  Several surface rock float samples collected over 1,100m west of the main Pablo vein carry up to 4.75 g/t Au and suggest that the Pablo vein continues to the west.

  Two new quartz veins and stockwork zones were identified between the Lomita and Pablo veins. The southern quartz vein was intersected in six trenches, but had no significant assay values. The northern quartz vein-stockwork has been intersected in 10 trenches with assay values up to 1.08 g/t Au over 7.5m, with some assay results still pending. This structure was also intersected in drill hole DD-RL-28. As reported in the July 12th news release, drill hole DD-RL-28 intersected 1.2 g/t over 9.7m.

  The Silvia vein is sub-parallel to and about 230m north of the Lomita vein. As previously reported, a sample of float material with typical epithermal texture collected from the western extension of the Silvia vein assayed over 250 g/t Au. The Silvia vein has been traced by quartz float material and 12 trenches over a strike length of 2,350m.

  All three vein systems (Pablo, Lomita and Silvia) on the west end of the Rio Luna project, with a total strike length in excess of 4,500 meters, require additional mapping, soil sampling and trenching before drill targets are selected.

The location of these new veins can be seen on the Company’s web site at http://www.firstpointminerals.com/i/maps/rio-luna-fig-2.gif(see fig.2 under Rio Luna gold project)

Drilling results

Assay results have been received for the last three drill holes (DD-RL-31, DD-RL-32 and DD-RL-33) of the recently completed five-hole diamond drill program in the Balsamo East target area at Rio Luna. The target was intersected in all three holes, with 21.2 g/t gold over 0.3m in hole RL-32 and anomalous gold values in the other holes. Significant results are shown in the following table:

DD	From	To	Length	Gold
Hole #	[m]	[m]	[m]	[g/t]

RL-31	51.1	52.0	0.9	1.74
RL-32	105.5	106.9	1.4	1.86
	109.9	110.2	0.3	21.16
RL-33	131.8	133.4	1.7	1.58

These three holes are located on a section about 90 meters northwest of the section containing holes DD-RL-21 (for which an intersection of 15.8 g/t gold over 3.2m, including 0.3m of 87.7 g/t was previously reported) and DD-RL-22 (for which an intersection of 13.5 g/t gold over 5.2m, including 1.2m of 57.6 g/t gold, was previously reported). Additional drill testing is required to follow-up these higher grade intersections.

Sampling results

Surface quartz vein float or boulders were mapped and sampled along part of the main El Paraiso vein system, in an area that had not been sampled previously between the Balsamo East and Balsamo target areas. Most samples returned anomalous gold values, including one sample that assayed 23.67 g/t Au. Grid soil samples taken recently in this area indicate the presence of quartz fragments in the soil samples and assay results are pending. Anomalous gold values in both rock and soil samples will be followed-up by hand trenching.

Dr. Bradshaw noted that more than 95% of the extensive vein systems at Rio Luna discovered to date are covered by overburden. Mapping and soil sampling followed by trenching are essential components in the process of identifying veins buried beneath shallow soil cover. “We are very encouraged that our sampling and trenching programs are continuing to generate attractive targets for follow-up diamond drilling”, Dr. Bradshaw stated.

The qualified person supervising work on this project is Dr. Peter Bradshaw, P. Eng.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company with five precious and base metal projects located in the Americas. The Company is currently focusing its activities to explore, define and advance its Rio Luna gold project in Nicaragua. For more information please view: www.firstpointminerals.com or phone Ran Davidson, Director of Investor Relations at (604) 681-8600 or toll free at 1-866-FPM-8601.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Bradshaw”

Peter M. D. Bradshaw, Executive Chairman

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.